FORM 6-K

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 31, 2002

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

(Translation of registrant's name into English)

150 King Street West,
Toronto, Ontario M5H 1J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.

Date: December 31, 2002	By:	/s/ Thomas A. Bogart
Thomas A. Bogart Executive Vice President, Chief Legal Officer

Exhibit Index

Exhibit Number	Description
99.1	Press Release